February 21st, 2008

By EDGAR

Mr. Kevin Woody
Branch Chief
Division of Corporate Finance
US Securities and Exchange Commission
Washington, DC 20549

Re: Rancho Santa Monica Developments Inc.. (the “Company”) - November 2, 2007 SEC Letter

Dear Mr. Woody,

We are pleased to provide you with the Company’s response to your comments outlined in your letter of November 2nd, 2007.

SEC Point 1.

FORM 10-KSB for the fiscal year ended November 30th, 2006

Financial Statements

Balance Sheets, page F-4

SEC Comments:

We note you list your note payable outside of your current liabilities. As disclosed on page F-10, this note payable was due on November 29th, 2006 and is unpaid as of the end of the fiscal year. Please tell us why you believe it was not necessary to include this line item with your current liabilities or revise your financial statements to reclassify this amount.

Company’s Response:

We have corrected our financial statements to reclassify this amount as a current liability as of November 30, 2006.

SEC Point 2.

SEC Comments:

We note you have an equity item called subscriptions receivable. It appears that the cash was received prior to your fiscal year end; thus, the title of this line item appears to be misleading. Please confirm to us that the company had indeed received cash prior to year end and explain to us why there was delays in issuing the common stock. If indeed the funds were received prior to year end, please amend your financial statements to more accurately characterize these amounts.

Company’s Response:

The funds were received prior to year end. We delayed issuing the shares until the entire stock offering was completed in 2007. Accordingly, we have restated the financial statements to reflect the funds as a current liability under the caption “stock subscriptions payable” in the November 30, 2006 balance sheet.

SEC Point 3.

SEC Comments:

We note some balances on your Balance Sheets are not consistent with the balances on your Statement of Stockholders’ Equity. Further, some subtotals on your Balance Sheets are not clerically accurate. Please revise your financial statements for consistency and clerical accuracy.

Company’s Response:

The financial statements have been revised so that all inconsistencies and clerical errors have been corrected.

SEC Point 4

Statements of Operations, page F-5

SEC Comments:

We note you have recorded interest expense. It does not appear that you have capitalized any interest expense during development. Please tell us how you have complied with SFAS 34, or tell us why you believe it was not necessary to capitalize this interest.

Company’s Response:

The financial statements have been corrected to properly capitalize construction period interest as required under SFAS 34.

SEC Point 5

Statement of Cash Flows, page F-6

SEC Comments:

We note you do not include subtotals for cash flow used (provided) by investing activities and financing activities. In addition, your financing activity is not consistent with the activity on the Statement of Stockholders’ Equity; specifically, you issued shares for $33,275, as opposed to $4,775. Also, your cash at November 30, 2006 does not agree to the cash on the Balance Sheets. Please revise your Statements of Cash Flows accordingly.

Company’s Response:

The financial have been revised so that the statements of cash flows are consistent with the other financial statements for all periods presented.

SEC Point 6

Notes to the Financial Statements

Note 4. Note Payable, page F-10

SEC Comments:

We note you are no longer accruing interest for your note payable. Please tell us why it is no longer necessary to accrue interest on this note payable after November 21, 2006. Additionally, please tell us why it was appropriate to start recording interest expense during the third quarter of 2007.

Company’s Response:

It was inappropriate to not accrue interest on the note payable after November21, 2006. Accordingly, the financial statements have been restated to reflect the full and continuous accrual of interest on the note payable for all periods presented.

SEC Point 7

Exhibit 31.1

SEC Comments:

We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have included the title of the certifying individual at the beginning of the certification, you have not identified the small business issuer in paragraph 1, you have replaced the words “small business issuer” with “registrant,” you have modified the Exchange Act reference in the introductory language in paragraph 4, and you have deleted “(the small business issuer’s fourth fiscal quarter in the case of an annual report).” Please revise your certifications in future filings to comply with the Exchange Act Rules.

Company’s Response:

We will revise our certifications in future filings to comply with the Exchange Act Rules.

SEC Point 8

Report of Independent Registered Public Accounting Firm

SEC Comments:

We note your auditors provided a review report. We note your auditors did not include an identification of the country of origin of the generally accepted accounting principles. Please tell us how you have complied with AU Section 722.37(g), or revise.

Company’s Response:

The auditors have revised their review report to identify the United States as the country of origin for the generally accepted accounting principles.

SEC Point 9

Balance Sheets

SEC Comments:

We note you have a line item for currency translation adjustment. Please tell us the nature of this line item. Please cite the specific accounting literature relied upon.

Company’s Response:

The presentation of currency translation adjustment was incorrect. We have restated our financial statements to present currency translation adjustment in accordance with generally accepted accounting principles.

SEC Point 10

Notes to the Financial Statements

Note 2. Property

SEC Comments:

We note that you are depreciating your property over a 40 year period, which commenced in the third quarter of 2007. Please tell us what portion of your property and equipment was allocated to land and whether or not you have excluded this amount from your calculation of depreciation. Also, please tell us how you determined 40 years was an appropriate useful life for all of your property. In your response, please address the nature of the items capitalized.

Company’s Response:

We do not own the land upon which our property sits rather the rights to possess and make use of the land. Therefore none of the cost has been allocated to land. All of our property is buildings. We determined that a useful life of 40 years was appropriate based upon management’s experience as in the hotel industry and study of similar properties in Mexico. We believe that our buildings will last for 40 years before major repairs or reconstruction will be necessary.

SEC Point 11

Item 2. Management’s Discussion and Analysis or Plan of Operation

Recent Corporate Developments

SEC Comments:

We note your disclosure of the impact of Hurricane Dean on your property. Please tell us why management has not accrued a loss contingency as a result of the hurricane and whether or not management determined that the property was impaired as a result and their basis for such conclusion.

Company’s Response:

Management traveled to Mexico and inspected the property. Damage from the hurricane was minimal. The property was placed back in service almost immediately therefore no loss contingency is deemed necessary.

SEC Point 12

Item 6. Exhibits and Reports on Form 8-K.

Exhibit 31.1

SEC Comments:

We note your certifications do not comply with the content of the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a). Specifically, we note you have omitted a conformed signature. Please revise your certifications in future filings to comply with the Exchange Act Rules

Company’s Response:

We will revise our certifications in future filings to comply with the Exchange Act Rules.

***
For your reference, please find attached revised financial statements and footnotes for year ending November 30th 2006 and our quarterly for August 31st, 2007. We look forward to receiving any further comments shortly.

As noted in your letter of November 2nd, 2007, you have requested a statement in writing from the company acknowledging that:

m	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

m	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

m	the company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Here now with the written statement from our company acknowledging that:

m	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

m	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

m	the company may not assert staff comments as a defence in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

Graham Alexander
President

RANCHO SANTA MONICA DEVELOPMENTS, INC.
Balance Sheets
(A Development Stage Company)
(Restated)

ASSETS

	November 30,	November 30,
	2006	2005

CURRENT ASSETS

Cash	$8,761	$4,346

Total Current Assets	8,761	4,346

PROPERTY AND EQUIPMENT, NET	176,897	85,980

TOTAL ASSETS	$185,658	$90,326

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable and accrued liabilities	$23,996	$10,965
Due to related parties	14,000	12,800
Stock subscription payable	68,043	-
Notes payable	50,000	-

Total Current Liabilities	156,039	23,765

NOTES PAYABLE	-	50,000

STOCKHOLDERS' EQUITY

Preferred stock; 100,000,000 shares authorized at
$0.0001 par value, no shares issued or outstanding	-	-
Common stock; 100,000,000 shares authorized at
$0.0001 par value, 7,751,999 and 7,564,332
shares issued and outstanding, respectively	7,751	7,564
Additional paid-in capital	136,454	103,366
Currency translation adjustment	(1,400)	-
Accumulated deficit	(113,186)	(94,369)

Total Stockholders' Equity	29,619	16,561

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$185,658	$90,326

The accompanying notes are an integral part of these financial statements.

RANCHO SANTA MONICA DEVELOPMENTS, INC.
Statements of Operations
(Restated)
(A Development Stage Company)
			Inception
			May 28, 2004
	For the Years Ended		Through
	November 30,		November 30,
	2006	2005	2006

REVENUES	$-	$-	$-

OPERATING EXPENSES

General and administrative	8,567	4,445	14,811
Professional fees	9,050	35,217	75,375
Consulting fees	1,200	14,600	23,000

Total Operating Expenses	18,817	54,262	113,186

INCOME (LOSS) FROM OPERATIONS	(18,817)	(54,262)	(113,186)

OTHER INCOME (EXPENSE)

Interest expense	-	-	-

Total Other Income (Expense)	-	-	-

NET INCOME (LOSS)	$(18,817)	$(54,262)	$(113,186)

CURRENCY TRANSLATION ADJUSTMENT	(1,400)	-	(1,400)

COMPREHENSIVE NET INCOME (LOSS)	$(20,217)	$(54,262)	$(114,586)

BASIC INCOME (LOSS) PER SHARE	$(0.00)	$(0.01)

WEIGHTED AVERAGE NUMBER
OF COMMON SHARES OUTSTANDING	7,723,499	7,564,322

The accompanying notes are an integral part of these financial statements.

RANCHO SANTA MONICA DEVELOPMENTS, INC.
Statements of Stockholders' Equity
(A Development Stage Company)
(Restated)

			Additional	Stock	Other
	Common Stock		Paid-In	Subscription	Comprehensive	Accumulated
	Shares	Amount	Capital	Receivable	Income	Deficit	Total
Shares issued for cash
at $0.001 per share	4,000,000	$4,000	$-	$-	$-	$-	$4,000

Shares issued for cash
at $0.03 per share	3,564,332	3,564	103,366	(3,000)	-	-	103,930

Net loss from inception
through November 30, 2004	-	-	-	-	-	(40,107)	(40,107)

Balance, November 30, 2004	7,564,332	7,564	103,366	(3,000)	-	(40,107)	67,823

Stock subscriptions received	-	-	-	3,000	-	-	3,000

Net loss for the year ended
November 30, 2005	-	-	-	-	-	(54,262)	(54,262)

Balance, November 30, 2005	7,564,332	7,564	103,366	-	-	(94,369)	16,561

Shares issued for cash
at $0.03 per share	159,167	159	4,616	-	-	-	4,775

Shares issued for cash
at $1.00 per share	28,500	28	28,472	-	-	-	28,500

Net loss for the year ended
November 30, 2006	-	-	-	-	(1,400)	(18,817)	(20,217)

Balance, November 30, 2006	7,751,999	$7,751	$136,454	$-	$(1,400)	$(113,186)	$29,619

The accompanying notes are an integral part of these financial statements.

RANCHO SANTA MONICA DEVELOPMENTS, INC.
Statements of Cash Flows
(A Development Stage Company)
(Restated)

			Inception
			May 28, 2004
	For the Years Ended		Through
	November 30,		November 30,
	2006	2005	2006

CASH FLOWS FROM
OPERATING ACTIVITIES

Net income (loss)	$(18,817)	$(54,262)	$(113,186)
Adjustments to reconcile net loss to net cash
used by operating activities:
Currency translation adjustment	(1,400)	-	(1,400)
Changes in operating assets and liabilities:
Change in accounts payable	13,031	5,634	23,996
Changes in amounts due to related parties	1,200	12,800	14,000

Net Cash Used by
Operating Activities	(5,986)	(35,828)	(76,590)

CASH FLOWS FROM
INVESTING ACTIVITIES

Purchase of property and equipment	(90,917)	(5,980)	(126,897)

Net Cash Used by
Investing Activities	(90,917)	(5,980)	(126,897)

CASH FLOWS FROM
FINANCING ACTIVITIES

Stock subscriptions received	68,043	-	68,043
Proceeds from common stock issued	33,275	3,000	144,205

Net Cash Used by
Financing Activities	101,318	3,000	212,248

NET DECREASE IN CASH	4,415	(38,808)	8,761

CASH AT BEGINNING OF PERIOD	4,346	43,154	-

CASH AT END OF PERIOD	$8,761	$4,346	$8,761

SUPPLIMENTAL DISCLOSURES OF
CASH FLOW INFORMATION

CASH PAID FOR:
Interest	$-	$-	$-
Income Taxes	$-	$-	$-

NON CASH FINANCING ACTIVITIES:
Note payable for property and equipment	$-	$-	$50,000

The accompanying notes are an integral part of these financial statements.

RANCHO SANTA MONICA DEVELOPMENTS, INC.
Notes to Financial Statements
November 30, 2006 and 2005

1.	OPERATIONS

Organization

Rancho Santa Monica Developments Inc. was incorporated in the State of Nevada, U.S.A., on May 28, 2004. The Company owns and operates resort property in Mexico.

Going Concern

Since inception, the Company has incurred losses and net cash outflows from operations. The Company expects to continue to incur substantial losses to complete the development of its business and acquisition of the land. Since its inception, the Company has funded operations through common stock issuances and debt in order to meet its strategic objectives. The Company plans to continue to fund its operations and to finance the acquisition of the land through common stock issuances and debt. However, there can be no assurance that the Company will be able to obtain sufficient funds to complete the acquisition of the land, and continue the development of and, if successful, to commence the management of the real estate under development. As a result of the foregoing, there exists substantial doubt about the Company’s ability to continue as a going concern. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgment. The financial statements have, in management’s opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a)	Development Stage Company

The Company has no revenues as of December 31, 2006 and is classified as a development stage company as defined in the Statements of Financial Accounting Standards No. 7.

b)	Property

Property consists of improvements to a resort in Mexico and is recorded at cost. Improvements are capitalized and maintenance, repairs and minor replacements are expensed as incurred.

c)	Financial Instruments

The Company’s financial instruments consist of cash and accounts payable.

Unless otherwise noted, it is management’s opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

d)	Loss Per Share

The Company computes loss per share in accordance with SFAS No. 128 - “Earnings Per Share”. Under the provisions of SFAS No. 128, basic loss per share is computed using the weighted average number of common stock outstanding during the periods. Diluted loss per share is computed using the weighted average number of common and potentially dilative common stock outstanding during the period. As the Company generated net losses in each of the periods presented, the basic and diluted loss per share is the same as any exercise of options or warrants, would anti-dilutive. The Company had no common stock equivalents outstanding as of December 31, 2006 and 2005.

e)	Stock Based Compensation

The Company accounts for employee stock based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25 - “Accounting for Stock Issued to Employees”, and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the market price of the Company’s common stock at the date of the grant over the amount an employee must pay to acquire the common stock. Non- employee stock based compensation is accounted for using the fair value method in accordance with SFAS No. 123 - “Accounting for Stock Based Compensation”.

f)	Income Taxes

The Company has adopted Statement of Financial Accounting Standards No. 109 “Accounting for Income taxes” (SFAS 109). This standard requires the use of an asset and liability approach for financial accounting, and reporting on income taxes. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

g)	Impairment of Long-Lived Assets

The Company periodically evaluates potential impairments of its long-lived assets, including intangibles. When the Company determines that the carrying value of long-lived assets may not be recoverable based upon the existence of one ormore indicators of impairment, the Company evaluates the projected undiscounted cash flows related to the assets. If these cash flows are less than the carrying value of the assets, the Company measures the impairment using discounted cash flows or other methods of determining fair value.

Long-lived assets to be disposed of are carried at the lower of cost or fair value less estimated costs of disposal.

h)	Foreign Currency Translation

The Company’s functional and reporting currency is the U.S. dollar. Transactions in foreign currency are translated into U.S. dollars as follows:

i)   monetary items at the rate prevailing at the balance sheet date;
ii)  non-monetary items at the historical exchange rate;
iii) revenue and expense at the average rate in effect during the applicable accounting period.

Exchange gains or losses resulting from such transactions are included in the determination of net loss for the period.

3.	PROPERTY

By an agreement, dated November 29, 2004, the Company acquired the right to possess and make use of a fraction of a property located in the State of Quinatana Roo, Mexico, for consideration of a $30,000 cash payment and a $50,000 unsecured promissory note. The Company will own title to the property upon completion of a legal survey by the Mexican Government.

Capital Improvements to the property include a 40 foot by 15 foot swimming pool, a spa area, paved parking area, generator platform, a bar area, outdoor washrooms, workers residence, paved walkway to apartment units, joint access to Coqui-Coqui Spa and eleven apartment units. Capital expenditures total $176,897 and will be depreciated over the estimated useful life of 40 years using the straight-line method. The Company recorded depreciation expense of $-0- and $-0- during the years ended November 30, 2006 and 2005, respectively.

4.	NOTE PAYABLE

Note payable is comprised of a $50,000 unsecured promissory note, bearing interest at 12% per annum and payable in full on November 29, 2006. The note has not been paid as of the due date and no demand for payment has been made by the note holder. The Company has accrued $6,000 of interest payable as of November 30, 2006.

5.	STOCK OPTIONS

During the period ended November 30, 2004, the Company granted 150,000 stock options to two officers of the Company at an exercise price of $0.50 per share until November 18, 2006. These stock options have now expired.

Had the Company determined compensation cost based on the fair value at the grant date of its stock options under FAS 123, the Company’s loss would be the same as the loss reported, as the fair value of the stock options granted is $Nil.

The fair value of the stock options granted was estimated on the grant date using the Black- Scholes option-pricing model assuming no dividend yield, risk-free interest rate of 2.65%, expected volatility of 0%, and expected life of 2 years.

6.	INCOME TAX

A reconciliation of income tax expense to the amount computed at the statutory rate 39% is as follows as of December 31, 2006 and 2005:

Income (Loss) for the period	$(18,817)	$(54,262)
Statutory tax rate	39%	39%
Expected income tax provision	$(7,339)	$(21,162)
Unrecognized tax losses	7,339	21,162
	$-	$-

Significant components of deferred income tax assets are as follows:

Operating loss	$44,143	$36,804
Valuation allowance	(44,143)	(36,804)
	$-	$-

The Company has total losses since inception in the sum of $113,186 carry forward which will expire in 2026 if not utilized.

7.	RELATED PARTY TRANSACTIONS

The amount owing to Directors of the company is $14,000. There are no current agreements in place for further compensation other than the amount owing. The amount due is non interesting bearing, unsecured and due upon demand.

8.	IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS

In December 2007, the FASB issued SFAS 160, “Noncontrolling interests in Consolidated Financial Statements - an amendment of ARB No. 51”. This Statement amends ARB 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years beginning on or after

8.	IMPACT OF RECENT ACCOUNTING PRONOUNCEMENTS (CONTINUED)

December 15, 2008. Early adoption is not permitted. Management is currently evaluating the effects of this statement, but it is not expected to have any impact on the Company’s financial statements.

In February 2007 , the FASB issued SFAS 159, “The Fair Value Option for Financial Assets and Financial Liabilities. SFAS 159 creates a fair value option allowing an entity to irrevocably elect fair value as the initial and subsequent measurement attribute for certain financial assets and financial liabilities, with changes in fair value recognized in earnings as they occur. SFAS 159 also requires an entity to report those financial assets and financial liabilities measured at fair value in a manner that separates those reported fair values from the carrying amounts of assets and liabilities measured using another measurement attribute on the face of the statement of financial position. Lastly, SFAS 159 requires an entity to provide information that would allow users to understand the effect on earnings of changes in the fair value on those instruments selected for the fair value election. SFAS 159 is effective for fiscal years beginning after November 15, 2007 with early adoption permitted. The Company is continuing to evaluate SFAS 159 and to assess the impact on its results of operations and financial condition if an election is made to adopt the standard.

 In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, “Fair Value Measurements” which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. Where applicable, SFAS No. 157 simplifies and codifies related guidance within GAAP and does not require any new fair value measurements. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier adoption is encouraged. The Company does not expect the adoption of SFAS No. 157 to have a significant effect on its financial position or results of operation.

9.	RESTATED FINANCIAL STATEMENTS

The Company’s financial statements as of November 30, 2005 have been restated to reflect the capitalization of interest expense incurred during the construction period. The financial statements as of November 30, 2006 have been restated to record the foreign currency translation adjustment as other comprehensive loss, accrue additional interest on the note payable and to reclassify stock subscriptions payable and notes payable as current liabilities. As summary of the restated financial statements is as follows:

November 30, 2006	Original	As Restated

Balance Sheet:
Cash	$8,761	$8,761
Property and equipment	164,917	176,897
Current liabilities	37,496	156,039
Note payable	50,000	-
Stockholders’ equity	123,178	29,619

Statement of operations:
Operating expenses	18,817	18,817
Other expense	5,500	-
Other comprehensive loss	-	1,400

9.	RESTATED FINANCIAL STATEMENTS (CONTINUED)

November 30, 2005	Original	As Restated

Balance Sheet:
Cash	$4,346	$4,346
Property and equipment	80,000	85,980
Current liabilities	23,765	23,765
Note payable	50,000	50,000
Stockholders’ equity	10,581	16,561

Statement of operations:
Operating expenses	54,262	54,262
Other expense	5,980	-

RANCHO SANTA MONICA DEVELOPMENTS, INC.
Balance Sheets

(Restated)

ASSETS

	August 31,	November 30,
	2006	2006
	(Unaudited)

CURRENT ASSETS

Cash	$590	$8,761

Total Current Assets	590	8,761

PROPERTY AND EQUIPMENT, NET	305,928	176,897

TOTAL ASSETS	$306,518	$185,658

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

Accounts payable and accrued liabilities	$28,983	$23,996
Due to related parties	118,385	14,000
Stock subscription payable	-	68,043
Notes payable	50,000	50,000

Total Current Liabilities	197,368	156,039

NOTES PAYABLE	-	-

STOCKHOLDERS' EQUITY

Preferred stock; 100,000,000 shares authorized at
$0.0001 par value, no shares issued or outstanding	-	-
Common stock; 100,000,000 shares authorized at
$0.0001 par value, 7,791,542 and 7,751,999
shares issued and outstanding, respectively	7,791	7,751
Additional paid-in capital	213,453	136,454
Currency translation adjustment	(4,835)	(1,400)
Accumulated deficit	(107,259)	(113,186)

Total Stockholders' Equity	109,150	29,619

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$306,518	$185,658

The accompanying notes are an integral part of these financial statements.

RANCHO SANTA MONICA DEVELOPMENTS, INC.
Statements of Operations
(Unaudited)
(Restated)

	For the Three Months Ended		For the Nine Months Ended
	August 31,		August 31,
	2007	2006	2007	2006

REVENUES	$33,111	$-	$41,211	$-

OPERATING EXPENSES

General and administrative	18,435	1,340	29,726	9,511
Professional fees	488	750	3,738	8,300
Depreciation expense	1,820	-	1,820	-

Total Operating Expenses	20,743	2,090	35,284	17,811

INCOME (LOSS) FROM OPERATIONS	12,368	(2,090)	5,927	(17,811)

OTHER INCOME (EXPENSE)

Interest expense	-	-	-	-

Total Other Income (Expense)	-	-	-	-

NET INCOME (LOSS)	$12,368	$(2,090)	$5,927	$(17,811)

CURRENCY TRANSLATION ADJUSTMENT	(3,435)	-	(3,435)	-

COMPREHENSIVE NET INCOME (LOSS)	$8,933	$(2,090)	$2,492	$(17,811)

BASIC INCOME (LOSS) PER SHARE	$0.00	$(0.00)	$0.00	$(0.00)

WEIGHTED AVERAGE NUMBER
OF COMMON SHARES OUTSTANDING	7,791,542	7,723,499	7,791,542	7,723,499

The accompanying notes are an integral part of these financial statements.

RANCHO SANTA MONICA DEVELOPMENTS, INC.
Statements of Stockholders' Equity
(Unaudited)
(Restated)

			Additional	Stock	Other
	Common Stock		Paid-In	Subscription	Comprehensive	Accumulated
	Shares	Amount	Capital	Receivable	Income	Deficit	Total

Balance, November 30, 2004	7,564,332	$7,564	$103,366	$(3,000)	$-	$(40,107)	$67,823

Stock subscriptions received	-	-	-	3,000	-	-	3,000

Net loss for the year ended
November 30, 2005	-	-	-	-	-	(54,262)	(54,262)

Balance, November 30, 2005	7,564,332	7,564	103,366	-	-	(94,369)	16,561

Shares issued for cash
at $0.03 per share	159,167	159	4,616	-	-	-	4,775

Shares issued for cash
at $1.00 per share	28,500	28	28,472	-	-	-	28,500

Net loss for the year ended
November 30, 2006	-	-	-	-	(1,400)	(18,817)	(20,217)

Balance, November 30, 2006	7,751,999	7,751	136,454	-	(1,400)	(113,186)	29,619

Shares issued for cash
at $2.00 per share	39,543	40	76,999	-	-	-	77,039

Net loss for the nine months ended
August 31, 2007	-	-	-	-	(3,435)	5,927	2,492

Balance, August 31, 2007	7,791,542	$7,791	$213,453	$-	$(4,835)	$(107,259)	$109,150

The accompanying notes are an integral part of these financial statements.

RANCHO SANTA MONICA DEVELOPMENTS, INC.
Statements of Cash Flows
(Unaudited)
(Restated)

	For the Nine Months Ended
	August 31,
	2007	2006

CASH FLOWS FROM
OPERATING ACTIVITIES

Net income (loss)	$5,927	$(17,811)
Adjustments to reconcile net loss to net cash
used by operating activities:
Currency translation adjustment	(3,435)	-
Depreciation	1,820	-
Changes in operating assets and liabilities:
Change in accounts payable	4,987	11,031
Changes in amounts due to related parties	104,385	1,200

Net Cash Used by
Operating Activities	113,684	(5,580)

CASH FLOWS FROM
INVESTING ACTIVITIES

Purchase of property and equipment	(130,851)	(58,500)

Net Cash Used by
Investing Activities	(130,851)	(58,500)

CASH FLOWS FROM
FINANCING ACTIVITIES

Stock subscriptions received	-	-
Proceeds from common stock issued	8,996	101,318

Net Cash Used by
Financing Activities	8,996	101,318

NET DECREASE IN CASH	(8,171)	37,238

CASH AT BEGINNING OF PERIOD	8,761	4,275

CASH AT END OF PERIOD	$590	$41,513

SUPPLIMENTAL DISCLOSURES OF
CASH FLOW INFORMATION

CASH PAID FOR:
Interest	$-	$-
Income Taxes	$-	$-

NON CASH FINANCING ACTIVITIES:
Note payable for property and equipment	$-	$-

The accompanying notes are an integral part of these financial statements.

RANCHO SANTA MONICA DEVELOPMENTS INC.

FINANCIAL STATEMENTS

August 31, 2007
(Unaudited)

RANCHO SANTA MONICA DEVELOPMENTS LTD.
NOTES TO FINANCIAL STATEMENTS
August 31, 2007

1.	BASIS OF PRESENTATION

The unaudited financial statements as of August 31, 2007 included herein have been prepared without audit pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with United States generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations.

In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. It is suggested that these financial statements be read in conjunction with the November 30, 2006 audited financial statements and notes thereto.

2.	PROPERTY

By an agreement, dated November 29, 2004, the Company acquired the right to possess and make use of a fraction of a property located in the State of Quintana Roo, Mexico, for consideration of a $30,000 cash payment by December 31, 2004, and a $50,000 unsecured promissory note. The Company will own title to the property upon completion of a legal survey by the Mexican Government.

A total of nine apartment units are currently under construction on the portion of the property not purchased. Upon completion of construction, the Company will receive maintenance and management fees of $250 per unit per month, and service fees of $50 per unit per month.

The Company is depreciating the property over the expected life of 40 years using the straight line method.

3.	NOTE PAYABLE

Note Payable is comprised of a $50,000 unsecured promissory note, bearing interest at 12% per annum and payable in full on November 29, 2006. This note has not been paid yet to Monica Galan Rios, the vendor of the property.

4.	RELATED PARTIES TRANSACTIONS

During the nine month period ended August 31, 2007, pursuant to written agreements, the Company paid Directors and Officers a total of $1,200 for management services. Cumulatively to that date, management fees paid to Directors and Officers totals $23,000. The amount $14,000 remains unpaid. In addition, personal funds of Graham Alexander and Monica Galan Rios were used to make capital improvements for the Solidaridad Property for the sum of $120,451. $16,066 was repaid during the nine months ended August 31, 2007. The Company owes related parties $118,385 as of August 31, 2007.